SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OD THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

ERICSSON SERVICES INC. 401(k) PLAN

(Title of the Plan)

ERICSSON SERVICES INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON SERVICES INC. 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2009

ERICSSON SERVICES INC. 401(k) PLAN

Note A -	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Tel: 214-969-7007	700 North Pearl
Fax: 214-953-0722	Suite 2000
www.bdo.com	Dallas, Texas 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson Services Inc. 401(k) Plan

Plano, Texas

We have audited the accompanying statement of net assets available for benefits of the Ericsson Services Inc. 401(k) Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the period from inception (August 24, 2009) through December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the period from inception (August 24, 2009) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 28, 2010

BDO Seidman, LLP, a New York limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON SERVICES INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009

(Thousands of dollars)

2009
Investment in Master Trust at fair value (Notes 3 and 5)	$30,161
Participant loans, at fair value	626

Net assets available for benefits, at fair value	30,787

Adjustment from fair value to contract value for fully benefit-responsive investment contract	31

Net assets available for benefits	$30,818

See accompanying notes to the financial statements.

ERICSSON SERVICES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FROM INCEPTION (AUGUST 24, 2009) THROUGH DECEMBER 31, 2009

(Thousands of dollars)

ADDITIONS
Investment income:
Plan interest in Master Trust investment income (Note 3)	$254
Participant loan interest	2

Total investment income	256

Contributions:
Participants	4,825
Rollover	24,906

Total contributions	29,731

Total additions	29,987

DEDUCTIONS
Benefits paid to participants	(135)
Administrative expenses	(3)

Total Deductions	(138)

Net increase	29,849

Transfers into the Plan from the Ericsson Capital Accumulation and Savings Plan	969

Net assets available for benefits:
Beginning of period	—

End of period	$30,818

See accompanying notes to the financial statements.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

1.	THE PLAN

The following description of the Ericsson Services Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Services Inc. (the “Company” or “Ericsson” or “Employer”) on August 20, 2009, effective August 24, 2009. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each pay period. There are currently fifteen separate funds to which Participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Capital Accumulation and Savings Plan. See note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification” or “ASC”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of August 24, 2009, the Plan adopted FASB ASC 855 (formerly Statement of Financial Accounting Standard “SFAS” No. 165, “Subsequent Events”). ASC 855 establishes principles and standards related to the accounting for and disclosure of events that occur between the balance sheet date and issuance of financial statements. ASC 855 requires us to recognize the effects, if material, of subsequent events in the financial statements if the subsequent event provides additional evidence about conditions that existed as of the balance sheet date. The issuer must also disclose the date through which subsequent events have been evaluated and the nature of any

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

nonrecognized subsequent events. Subsequent events that provide information about conditions that did not exist at the balance sheet date shall not be recognized in the financial statements under ASC 855. The adoption did not have an impact on the Plan’s financial statements. In February 2010, the FASB issued ASC update 2010-09, which removed the requirement for a Security Exchange Commission (“SEC”) filer to disclose the date through which subsequent events have been evaluated. Management’s responsibility to evaluate subsequent events through the date of issuance remains unchanged.

As of August 24, 2009, the Plan adopted FASB ASC update 2009-12, which provided updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common/collective trusts (“CCTs”) (see Note 5).

In January 2010, the FASB issued ASC update 2010-06 which provides updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, management believes it will not have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Valuation of Investments

The Plan, along with the Ericsson Capital Accumulation and Saving Plan, participate in the Ericsson Master Trust (the “Master Trust”). All of the Plan’s investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans). Under ASC 962, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security Transactions

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the period which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan.

Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

Forfeitures

Participants’ contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of or for the period from inception to December 31, 2009.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to Participants in an amount not to exceed 50% of the Participant’s contribution account. The maximum loan amount is $50,000 minus the Participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2009, interest rates range from 4.25% to 8.5%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant’s current investment direction.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2009, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to Participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

3.	THE MASTER TRUST

On August 24, 2009 the trust holding the investments of the Ericsson Capital Accumulation and Savings Plan (“Cap and Savings Plan”) was converted to a Master Trust. Prior to formation of the Master Trust only the investments of the Cap and Savings Plan were held by the trust. As such, the investment income of the Master Trust has been presented in the note as if the Master Trust existed at January 1, 2009.

The Master Trust was created pursuant to a trust agreement between the Company and JP Morgan Chase Bank Investor Services (the “Trustee”), as trustee of the funds, to permit the commingling of trust assets of both the Cap and Savings Plan and the Ericsson Services Inc. 401(k) Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by the Trustee. JP Morgan Retirement Plan Services is the record keeper for the Plans. The Trustee receives all participating employee and Company contributions to the Plans and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plans, and the instructions and directions of the Committee.

The following table summarizes the net assets and investment income of the Master Trust.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

NET ASSETS OF THE MASTER TRUST (amounts in Thousands)	December 31, 2009
Investments at fair value:
JPMorgan Stable Value	$116,880
SSgA S&P 500 Fund	85,091
PIMCO Total Return Bond Fund	89,567
LM Ericsson Telephone Company, ADR, Class B	62,775
American Funds Europacific Growth Fund	79,846
American Century Investments Equity Income Fund	54,561
Wells Fargo Advantage Small Cap Value Fund	46,096
Morgan Stanley Institutional Mid Cap Fund	42,108
Buffalo Small Cap Fund	24,327
Perkins Mid Cap Value Fund	19,654
Harbor Capital Appreciation	44,712
JPMorgan Investment Self Directed Account	19,325
American Century Investments International Discovery Fund	18,301
Columbia Mid Cap Index-A	9,007
Columbia Small Cap Index-A	1,299

Total investments	713,549

Net assets available for benefits, at fair value	713,549

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,925

Net assets available for benefits	$721,474

Net Investments in Master Trust - By Plan
Ericsson Capital Accumulation and Savings Plan
Investment in Master Trust	$683,388
Plan’s percentage interest in net assets of the Master Trust	95.8%

Ericsson Services Inc. 401(k) Plan
Investment in Master Trust	$30,161
Plan’s percentage interest in net assets of the Master Trust	4.2%

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

INVESTMENT INCOME OF THE MASTER TRUST (amounts in Thousands)	Year ended December 31, 2009
Net appreciation in fair value of investments:
Company stock	$10,939
Common/collective funds	20,932
Registered investment companies	85,059
Bond mutual funds	2,809

$119,739

Dividends	9,071

Other Income	3,663

Net investment income	$132,473

Net investment income from Master Trust - by Plan
Ericsson Capial Accumulation and Savings Plan	$132,219

Ericsson Services Inc. 401(k) Plan	$254

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2009, the numbers of active Participants was 6,116.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; Participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each Participant’s account is credited with the Participant’s contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The Company does not provide any matching or discretionary contributions to the Plan.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair value of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2009 and 2008 and classified as Level 1 and Level 2 assets.

Common/Collective Trusts

Common/Collective Trusts (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Participant Loans

Participant loans are valued at cost, which approximates fair value and are classified as Level 3 investments.

As of December 31, 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

December 31, 2009	Level 1	Level 2	Level 3	Total
Loans to participants	$—	$—	$625,722	$625,722

Total investments at fair value	$—	$—	$625,722	$625,722

As of December 31, 2009, the Master Trust investments measured at fair value on a recurring basis were as follows:

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds	$492,253,273	$—	$—	$492,253,273
Commingled fund	—	85,091,161	—	85,091,161
Collective trusts	—	116,880,454	—	116,880,454
Self Directed Accounts:
Interest bearing bash	—	4,709,623	—	4,709,623
Non Interest bearing bash	—	127,179	—	127,179
Common and preferred stocks	—	11,240,828	—	11,240,828
Other	—	36,225	—	36,225
Partnerships	—	75,812	—	75,812
Registered Investment Companies	—	3,135,676	—	3,135,676

Total investments at fair value	$492,253,273	$221,296,958	$—	$713,550,231

Changes in the fair value of the Plan Level 3 investments during the period ended December 31, 2009 were as follows:

Participant Loans
Balance at December 31, 2008	$—
Issuances	638,226
Loan Repayment	(12,504)
Loan Default	—

Balance at December 31, 2009	$625,722

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Co., a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $266,178 and sales of $17,899 of the Company’s stock from inception to the period ended December 31, 2009.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

As of December 31, 2009, the Plan has not received a determination letter from the Internal Revenue Service (the “IRS”). Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a).

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrappers rebid value was $0 December 31, 2009.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 1.99% at December 31, 2009. The average yield of the synthetic GICs based on interest rate credited to Participants was approximately 1.57% at December 31, 2009.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

The following tables show the adjustment from fair value to contract value for the fully benefit-responsive investment contract in the Master Trust, as of December 31, 2009.

December 31, 2009

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$114,794,788	$—	$—	$122,719,414
Aegon	AA	—	—	1,981,092	30,678,850
State Street Bank	AA	—	—	1,981,357	30,682,959
IXIS Financial Products	A+	—	—	1,981,092	30,678,850
UBS	AA	—	—	1,981,086	30,678,755
Short-term investments		2,180,306	—	—	2,180,306

Total		$116,975,094	$—	$7,924,627	$124,899,720

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

ERICSSON SERVICES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2009 and 2008 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2009, the Plan did not hold any such investments.

ERICSSON SERVICES INC. 401(k) PLAN

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2009

EIN: 26-4082639

Plan Number: 601

Name and Issuer	Description of Investment	Current Value
*Various Participants	Participant loans (4.25% - 8.5%)	$625,722

(*)	Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Services Inc. 401(k) Plan

Date: 06/25/10

by
Paul Miesse
Vice President HR and Organization
Head of Administrative Committee

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith